Exhibit 99.3

GlaxoSmithKline and Flamel Technologies
Announce Licence Agreement

LONDON, England and LYON, France March 28, 2003 GlaxoSmithKline (LSE and NYSE:GSK - news) and Flamel Technologies S.A. (NASDAQ:FLML - news) announced today that they have entered into an agreement whereby Flamel has licensed its controlled-release Micropump® technology to GlaxoSmithKline (‘GSK’) to develop a new formulation for an undisclosed existing product. Flamel will receive an upfront payment of $2M and additional milestone payments upon achievement of certain events, and royalties on sales of the product. Based on the continued successful development and commercialization of this formulation, GSK and Flamel estimate that payments to Flamel could range up to $45 million by the end of the first year following launch, of which $25M is attributable to the product reaching certain milestones. Flamel may also participate in the manufacture of product. Additional terms of the agreement have not been disclosed.

Gerard Soula, PhD., president and chief executive officer of Flamel, said “We are very excited about this new development agreement with GSK. We are confident of the potential of Micropump technology for these large, and still growing, markets. This additional agreement further demonstrates the interest of major worldwide pharmaceutical companies in our versatile technology platforms. Moreover, this is our second license agreement with GSK within the past nine months, based on Micropump technology. It confirms the common interest of the two companies to work together. I am very pleased and proud to see GSK, one of the world’s premier pharmaceutical companies, expand its relationship with Flamel.”

Lawson Macartney, DVM., PhD., FRCPath, Head of the Cardiovascular, Metabolic and Urology Therapeutic Areas, GSK, added, “This collaboration will help us to maintain our leadership in product research and development. We are eager to develop with Flamel, leading technologies within our therapeutic areas with the objective of providing the next generation of medicines.”

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Micropump® technology is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® nano-particulate technology is designed to deliver therapeutic proteins. Flamel’s expertise in polymer science has also been instrumental in the development of a photochromic eyeglass lens product now marketed by Corning Inc.

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2000. Flamel assumes no obligation to update any forward-looking statements.

GlaxoSmithKline Contacts:

UK Media enquiries:	Martin Sutton (020) 8047 5502
Alan Chandler (020) 8047 5502

US Media enquiries:	Nancy Pekarek (215) 751 7709
Mary Anne Rhyne (919) 483 2319

European Analyst/Investor enquiries:	Duncan Learmouth (020) 8047 5540
Anita Kidgell (020) 8047 5542
Philip Thomson (020) 8047 5543

US Analyst/ Investor enquiries:	Frank Murdolo (215) 751 7002
Tom Curry (215) 751 5419

Flamel Contacts:

Dr. Gérard Soula, C.E.O	Stephen H. Willard, C.F.O.
Tel.: (33) 4-72-78-34-34	Tel: (202) 862-8400
Fax: (33) 4-72-78-34-35	Fax: (202) 862-3933
E-Mail: Soula@flamel.com	E-Mail: Willard@flamel.com